Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

24th February 2003

03007109

03 MAR -4 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a copy of an announcement in respect of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

24th February 2003
For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2002

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

24th February 2003

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2002

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2002.

Financial Highlights

- **11% increase in turnover to £388.1 million,** reflecting strong organic growth and new business development in continuing hard market conditions
- **31% increase in trading profit to £79.1 million,** reflecting growth and continued control of overheads
- **profit before tax, exceptional items and goodwill amortisation up 21% to £101.8 million**
- **profit before tax up 28% to £100.2 million**
- **16% increase in dividend to 18.5p per share,** continuing unbroken record of dividend growth
- diluted earnings per share up 33% to 33.8p (2001: 25.5p after restatement for FRS 19)
- 16% increase in diluted earnings per share before exceptional items and goodwill amortisation to 34.7p (2001: 30.0p, prior to restatement for FRS19)

Operational Highlights

- Risk & Insurance - strong revenue growth (16% for continuing operations) and trading margin improvements for every part of this business
- Employee Benefits - good underlying growth in UK/Ireland and promising new business pipelines in UK and US for 2003 and beyond
- Favourable market conditions for both Risk & Insurance and Employee Benefits set to continue

Steve McGill, Chief Executive, commented:

"In 2002 JLT achieved the milestone of exceeding £100 million of profit before tax for the first time in its history with continued double digit growth in turnover, profit and dividend. JLT has also been the best-performing share in the FTSE 350 over the last 5 years with a total shareholder return over that period of 377%*. We have a highly professional and dedicated team, a well-managed business underpinned by a strong balance sheet and substantial net cash resources. We enter 2003 with real confidence and anticipate another year of excellent progress for JLT."

* Source - Datastream

Enquiries:

Steve McGill, Chief Executive George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger Jenna Littler	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

PRELIMINARY STATEMENT

I am very pleased to report that Jardine Lloyd Thompson continued its unbroken record of year on year growth in 2002 with profit before goodwill amortisation, exceptional items and taxation increasing 21% to a record £101.8 million.

Turnover grew by 11% to £388.1 million (2001: £349.7 million) and the Group's trading profit, defined as turnover less expenses and excluding goodwill amortisation, grew by 31% to £79.1 million (2001: £60.2 million).

These results should be considered both in absolute terms and in the context of the global economic and financial climate. Most major stock markets ended 2002 down for the third year in succession and many of our clients are suffering industry-specific problems, as well as operating in weak global and local economies. Insurers have been significantly affected by the fallout from financial markets; many have raised new capital whilst others now operate without the surpluses that had been the norm for these companies.

As expected, the hard insurance market continued throughout 2002 and we believe it will continue in this manner for at least the next two years.

The Group's senior executives, led by Steve McGill, who became Chief Executive at the start of 2002, kept the company focused on its core businesses during this difficult time and their success in this regard is detailed in the Operational review. The senior management team worked hard during 2002 to develop and refine the operating strategy and structure of the Group and to grow the business organically.

The Board was augmented by the appointment of three additional independent non-executives in January 2002 and these new colleagues have introduced fresh perspectives on JLT from their considerable and varied business experience.

Operational Review

Group Strategy

At the beginning of the year the Group's operational structure was reorganised into two business groups: Risk & Insurance and Employee Benefits.

The Risk & Insurance Group comprises JLT's worldwide insurance, reinsurance broking and local government activities. During 2002 we have continued working to maximise the potential benefits from synergies within the group together with the ongoing development of new business in each of our chosen sectors including the creation of specific industry focus groups to co-ordinate our skills and resources.

The Employee Benefits Group consists of pension administration, outsourcing, employee benefits consultancy and US group marketing activities. This business, which complements our Risk & Insurance activities, is characterised by long-term contracts and is not subject to insurance market cycles. We continue to see excellent potential for future growth in this area.

Insurance Market Overview

Premiums for most buyers of insurance and reinsurance have been increasing since 2000 and many clients have seen further significant increases in premium through 2001 and 2002. The impact of the September 11th attacks, combined with the need to strengthen reserves to offset the poor underwriting results from the soft insurance market of the late 1990s and falling investment returns, have all taken their toll on insurers' balance sheets. With subdued investment returns appearing unlikely to improve substantially in 2003 and with a challenging outlook for the global economy as a whole, underwriters must focus on underwriting profitably to deliver the funds they need to restore adequate capital levels that provide buyers with the financial security they require. That said, it would appear that despite some high profile losses, the overall returns for 2002 should mean that some of the ground lost by insurers will be recovered.

2003 has so far not seen the same level of rate increases as in 2002 and, in our view, the current upswing is at or near its peak in many areas of business. At this point in the pricing cycle, there has traditionally been a fairly rapid reduction in pricing. However, due to the combination of factors outlined above, we believe that pricing levels are likely to remain around their current levels throughout 2003 and 2004. Despite the numerous injections of capital into new insurance and reinsurance ventures, the continuing low investment returns and historically low levels of capital reserves mean that aggregate capacity remains tight, reducing the scope for competition to apply downward pressure on rates.

This is a market for the skilled operator. Clients must strike a careful balance between the cost of retaining risk and transferring it. Insurers must underwrite at a profit to rebuild capital reserves in an unfavourable investment climate. A brokers' success depends on its ability to react rapidly to the often fleeting opportunities that such turbulent market conditions present, whilst at the same time maintaining excellent service levels and providing continuity for clients.

In a difficult and volatile marketplace, clients continue to look to JLT to provide effective and rapid solutions to their insurance needs. JLT was well positioned in 2002 to not only retain its existing business but also win new clients. We expect this trend to be even more pronounced in 2003.

Operations

2002 was a year of considerable success for the Group.

JLT's achievements over the year cannot simply be attributed to increased insurance premiums in the current hard market but also reflect organic growth achieved through new business wins and the benefits of a well managed business.

The Risk & Insurance Group produced a very strong result. Revenue for continuing operations increased by 16% to £313.6 million with new business and penetration providing most of this growth. Every business within Risk & Insurance improved its trading margin, demonstrating our growing strength and confidence as an international force that provides a real alternative to the largest global brokers.

Risk Solutions once again achieved strong growth across many business areas - in particular, Accident & Health, Cargo, Casualty, Construction, Energy, Financial & Professional Risks, Marine, direct Aviation and Property, together with Agnew Higgins Pickering, and our Bermuda based operations. In addition to our retail operation in the UK and Ireland, excellent results were also achieved by our Risk & Insurance operations in Australasia, Asia and Canada. Our associate, SIACI, continued to achieve good growth in revenue and profit.

We have continued to strengthen our resources to ensure that we maintain our reputation for having the best teams in the industry in our chosen sectors.

Employee Benefits revenue was flat at £74.5 million. Strong underlying growth in our core business of Actuarial, Consulting and Pension Administration was masked by an unexpectedly fast fall off in pension review business in the second half of the year. The pensions review business has reduced significantly over the past two years as this revenue stream had a limited life. Against this background, our results for Employee Benefits were very creditable, and provide a firm foundation on which to build. Revenue from new long-term contracts won in 2002 have started to flow through and will benefit the results from 2003. These are the early successes from a strong new business pipeline which we believe will enable us to meet the ambitious targets we set for this business.

In the UK, strong underlying growth has been achieved in our core business areas and we see many opportunities for JLT in the rapidly changing UK Pension and Financial Services sectors.

In the USA revenue was flat, reflecting changes to our major account base. However, into 2003, we have restructured our business to improve trading margins and we believe there are good opportunities as the trend to the outsourcing of administration services continues.

Whilst the trading margin for continuing operations in Employee Benefits was impacted by these factors, we expect an improvement in 2003 as we continue to improve our operational efficiency in this business.

Pensions

The transitional provisions of the accounting standard, FRS17 ("Retirement Benefits"), require us to disclose by way of a note to the financial statements, the net deficit on our defined benefit pension schemes at 31st December 2002, calculated in accordance with the principles laid down in the standard. As noted previously, FRS17 adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures, but does not require implementation of the proposed change in measurement approach until the year ended 31st December 2005. The relevant information is set out in note 13 to the attached financial statements.

Exceptional Items

The exceptional items reflect an adjustment to property provisions and the impact of disposals of non-core businesses undertaken during the year.

Dividends

Subject to shareholder approval, a final dividend of 11.0p (net) per share for the year to 31st December 2002 will be paid on 2nd May 2003 to shareholders on the register at 4th April 2003. This brings the total dividend for the year to 18.5p (net) per share, an increase of 16%.

Prospects

Notwithstanding the uncertain economic background in the major markets in which JLT operates around the world, we enter 2003 with real confidence in our ability to deliver future growth in our chosen business sectors.

We have a highly professional and dedicated workforce with a reputation for delivering effective and rapid solutions to our clients' needs, all the more important in these challenging times.

For both Risk & Insurance and Employee Benefits there remains enormous potential for JLT to increase market share and our track record bears testimony to our ability to deliver growth even in challenging economic or market conditions.

Ken Carter
Chairman

24th February 2003

Jardine Lloyd Thompson Group plc
Consolidated Profit and Loss Account
For the year ended 31st December 2002

	Notes	2002 £'000	Restated (see note 2) 2001 £'000
TURNOVER	5	**388,144**	349,664
Investment income		**19,698**	21,810
Operating revenue		**407,842**	371,474
Trading expenses (excluding exceptional items)		**(309,069)**	(289,509)
Goodwill amortisation		**(3,235)**	(3,158)
Exceptional items	6a	**(2,525)**	(1,873)
Operating expenses		**(314,829)**	(294,540)
Operating profit		**93,013**	76,934
Share of operating profit in associates		**5,186**	4,823
Profits/(losses) on the sale or closure of operations - exceptional	6b	**4,094**	(942)
Interest payable and similar charges		**(2,111)**	(2,530)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	4,5	**100,182**	78,285
Taxation on profit on ordinary activities	7	**(30,923)**	(26,226)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**69,259**	52,059
Minority interests		**(1,810)**	(1,452)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**67,449**	50,607
Dividends	8	**(36,762)**	(31,710)
RETAINED PROFIT FOR THE YEAR		**30,687**	18,897
DIVIDEND PER SHARE	8		
Interim		**7.5p**	6.6p
Final		**11.0p**	9.4p
Total		**18.5p**	16.0p
EARNINGS PER SHARE	10		
Basic		**34.8p**	26.4p
Diluted		**33.8p**	25.5p
Basic, excluding exceptional items		**34.1p**	27.6p
Diluted, excluding exceptional items		**33.0p**	26.7p
Basic, excluding exceptional items and goodwill amortisation		**35.7p**	29.3p
Diluted, excluding exceptional items and goodwill amortisation		**34.7p**	28.4p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
As at 31st December 2002

	Notes	2002 £'000	Restated (see note 2) 2001 £'000
FIXED ASSETS			
Intangible assets		**50,993**	52,211
Tangible assets		**26,924**	24,518
Investments in associated undertakings		**7,208**	6,528
Other investments		**1,540**	1,505
Employee benefit trusts		**12,966**	10,742
		99,631	95,504
CURRENT ASSETS			
Debtors	3	**1,913,491**	1,981,896
Investments and deposits		**325,021**	316,032
Cash		**97,507**	91,477
		2,336,019	2,389,405
CREDITORS – amounts falling due within one year		**(2,190,791)**	(2,309,150)
NET CURRENT ASSETS		**145,228**	80,255
TOTAL ASSETS LESS CURRENT LIABILITIES		**244,859**	175,759
CREDITORS – amounts falling due after more than one year		**(5,515)**	(10,680)
PROVISIONS FOR LIABILITIES AND CHARGES	3	**(77,112)**	(35,681)
MINORITY INTERESTS		**(5,336)**	(3,441)
		156,896	125,957
CAPITAL AND RESERVES			
Called up share capital		**9,981**	9,884
Share premium account		**26,897**	19,803
Profit and loss account		**120,018**	96,270
SHAREHOLDERS' FUNDS		**156,896**	125,957

Jardine Lloyd Thompson Group plc
Statement of Total Recognised Gains and Losses
For the year ended 31st December 2002

	2002 £'000	Restated (see note 2) 2001 £'000
PROFIT FOR THE YEAR		
Group companies	**65,038**	48,737
Share of associates	**2,411**	1,870
	67,449	50,607
Currency translation differences on foreign currency net investments	**(2,304)**	(1,150)
TOTAL RECOGNISED GAINS RELATING TO THE YEAR	**65,145**	49,457

Reconciliation of Movement in Shareholders' Funds
For the year ended 31st December 2002

	2002 £'000	Restated (see note 2) 2001 £'000
PROFIT FOR THE YEAR		
Group companies	**65,038**	48,737
Share of associates	**2,411**	1,870
	67,449	50,607
Dividends	**(36,762)**	(31,710)
Goodwill movements	**365**	662
Currency translation and other items	**(2,304)**	(1,150)
Contribution to QUEST (refer note 9 on page 14)	**(5,000)**	-
New shares issued	**7,191**	6,819
Shares to be issued	**-**	(10,373)
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**30,939**	14,855
OPENING SHAREHOLDERS' FUNDS - as originally reported	**122,806**	104,756
Prior year adjustment (refer note 2 on page 10)	**3,151**	6,346
CLOSING SHAREHOLDERS' FUNDS	**156,896**	125,957

Jardine Lloyd Thompson Group plc
Consolidated Cash flow Statement
For the year ended 31st December 2002

	Notes	2002 £'000	2001 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	11	**88,467**	43,952
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**783**	235
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**20,228**	23,157
Interest paid – other loans and finance leases		**(535)**	(184)
Dividends paid to minority shareholders		**(33)**	(113)
TAXATION			
UK corporation tax paid		**(16,597)**	(16,752)
Overseas tax paid		**(6,341)**	(2,200)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(13,650)**	(13,130)
Sales of tangible fixed assets		**1,927**	1,536
ACQUISITIONS AND DISPOSALS			
Purchase of investments by Employee Benefit Trust		**(5,936)**	(6,136)
Purchase of subsidiary undertakings	12	**(2,258)**	(886)
Net cash acquired with subsidiaries	12	**153**	254
Disposal of businesses	12	**6,057**	25,662
Net cash disposed of with businesses		**(47)**	(194)
Issue of shares to minority shareholders in subsidiary undertaking		**421**	-
Purchase of fixed asset investments		**(71)**	(1,481)
Sale of fixed asset investments		**23**	-
EQUITY DIVIDENDS PAID			
Dividends paid		**(33,368)**	(29,588)
NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		**39,223**	24,132
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows into investments and deposits		**(8,989)**	(69,554)
FINANCING			
Issue of ordinary shares	9,11	**2,191**	6,819
Movement in debt	11	**(5,917)**	(329)
Increase/(decrease) in cash (excluding insurance broking funds)		**26,508**	(38,932)
(Decrease)/increase in net insurance broking creditors		**(18,419)**	62,105
Net insurance broking cash at date of acquisition or disposal	12	**-**	266
INCREASE IN CASH IN THE YEAR	11	**8,089**	23,439

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

1. Basis of Accounting

The Group financial statements have been prepared on the going concern basis under the historical cost convention and in accordance with applicable accounting policies.

2. Restatement of comparatives

In accordance with the requirements of Financial Reporting Standard 19 (FRS19), (Deferred Tax) the Group now fully provides for deferred tax assets and deferred tax liabilities. The comparative figures for the year ended 31st December 2001 have been restated to reflect the creation of these deferred tax assets and liabilities, together with the respective movement during the comparative periods. The effects of restating comparative information are summarised below.

	Taxation £'000	Profit attributable to shareholders £'000	Debtors £'000	Provisions for liabilities and charges £'000	Shareholders' funds £'000
Year ended 31st December 2001					
As previously reported	(22,904)	53,929	1,977,614	(34,550)	122,806
Effect of adopting FRS19	(3,322)	(3,322)	4,282	(1,131)	3,151
As restated	(26,226)	50,607	1,981,896	(35,681)	125,957
Year ended 31st December 2002					
Without adopting FRS 19	(32,592)	65,780	1,908,304	(76,482)	152,339
Effect of adopting FRS19	1,669	1,669	5,187	(630)	4,557
As reported	(30,923)	67,449	1,913,491	(77,112)	156,896

	Earnings per share (pence)					
	Basic	Diluted	Basic, excluding exceptional items	Diluted, excluding exceptional items	Basic, excluding exceptional items and goodwill amortisation	Diluted, excluding exceptional items and goodwill amortisation
Year ended 31st December 2001						
As previously noted	28.1	27.2	29.4	28.4	31.0	30.0
Effect of adopting FRS19	(1.7)	(1.7)	(1.8)	(1.7)	(1.7)	(1.6)
As restated	26.4	25.5	27.6	26.7	29.3	28.4
Year ended 31st December 2002						
Without adopting FRS19	33.9	32.9	33.2	32.1	34.8	33.7
Effect of adopting FRS19	0.9	0.9	0.9	0.9	0.9	1.0
As reported	34.8	33.8	34.1	33.0	35.7	34.7

3. Provisions for liabilities and charges

In accordance with Financial Reporting Standard 12 (FRS 12) the Group records provisions gross of any related third party recovery; any such recovery being included within Debtors. At 31st December 2002, in connection with certain litigation matters, the Group's litigation provisions include an amount of £45 million to reflect this gross basis and the corresponding insurance recovery has been included within Debtors.

This presentation has had no effect on the Profit and Loss account for the year ended 31st December 2002.

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

4. Abbreviated profit statement

The format of the profit and loss account on page 6 conforms to the requirements of the Companies Act 1985. The abbreviated profit statement set out below, which is provided by way of additional information, has been prepared on an alternative basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	2002 £'000	2001 £'000
Turnover	**388,144**	349,664
Trading expenses (excluding exceptional items)	**(309,069)**	(289,509)
Trading profit	**79,075**	60,155
Investment income	**19,698**	21,810
Share of operating profit in associates	**5,186**	4,823
Interest payable and similar charges	**(2,111)**	(2,530)
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**101,848**	84,258
Goodwill amortisation	**(3,235)**	(3,158)
Profit on ordinary activities before taxation and exceptional items	**98,613**	81,100
Exceptional items	**(2,525)**	(1,873)
Profits/(losses) on the sale or closure of operations - exceptional	**4,094**	(942)
Profit on ordinary activities before taxation	**100,182**	78,285

5. Segmental information

Turnover **31st December 2002** *Geographical analysis by location of operation*	**Risk & Insurance 2002 £'000**	**Employee Benefits 2002 £'000**	**Discontinued operations 2002 £'000**	**Total 2002 £'000**
United Kingdom	**202,392**	**46,621**	-	**249,013**
Americas	**36,056**	**27,024**	-	**63,080**
Australasia	**38,534**	-	-	**38,534**
Asia	**29,812**	-	-	**29,812**
Europe	**6,852**	**853**	-	**7,705**
	313,646	**74,498**	-	**388,144**
31st December 2001	2001 £'000	2001 £'000	2001 £'000	2001 £'000
United Kingdom	177,547	45,900	343	223,790
Americas	29,204	28,111	3,238	60,553
Australasia	31,764	-	-	31,764
Asia	27,354	-	-	27,354
Europe	6,203	-	-	6,203
	272,072	74,011	3,581	349,664

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

5. Segmental information cont'd

31st December 2002 *Geographical analysis by source of business*	**Risk & Insurance 2002 £'000**	**Employee Benefits 2002 £'000**	**Discontinued operations 2002 £'000**	**Total 2002 £'000**
United Kingdom	**97,735**	**46,621**	**-**	**144,356**
Americas	**97,992**	**27,024**	**-**	**125,016**
Australasia	**42,187**	**-**	**-**	**42,187**
Asia	**37,723**	**-**	**-**	**37,723**
Europe	**32,235**	**853**	**-**	**33,088**
Rest of the world	**5,774**	**-**	**-**	**5,774**
	313,646	**74,498**	**-**	**388,144**
31st December 2001	2001 £'000	2001 £'000	2001 £'000	2001 £'000
United Kingdom	79,888	45,900	343	126,131
Americas	88,367	28,111	3,238	119,716
Australasia	34,552	-	-	34,552
Asia	34,787	-	-	34,787
Europe	29,656	-	-	29,656
Rest of the world	4,822	-	-	4,822
	272,072	74,011	3,581	349,664

Profit on Ordinary Activities before Taxation

31st December 2002	**Risk & Insurance 2002 £'000**	**Employee Benefits 2002 £'000**	**Head Office/ other 2002 £'000**	**Discontinued operations 2002 £'000**	**Associates 2002 £'000**	**Exceptional Items 2002 £'000**	**Total 2002 £'000**
United Kingdom	**74,296**	**3,612**	**(12,338)**	**-**	**31**	**1,565**	**67,166**
Australiasia	**10,610**	**-**	**-**	**-**	**-**	**-**	**10,610**
Americas	**5,789**	**3,257**	**(958)**	**-**	**-**	**(22)**	**8,066**
Asia	**6,453**	**-**	**36**	**-**	**305**	**750**	**7,544**
Europe	**2,558**	**150**	**975**	**-**	**3,837**	**(724)**	**6,796**
	99,706	**7,019**	**(12,285)**	**-**	**4,173**	**1,569**	**100,182**
31st December 2001	2001 £'000	2001 £'000	2001 £'000	2001 £'000	2001 £'000	2001 £'000	2001 £'000
United Kingdom	66,611	4,780	(11,274)	72	(84)	(1,760)	58,345
Australiasia	6,826	-	-	-	-	-	6,826
Americas	2,783	1,284	(739)	(571)	(19)	(800)	1,938
Asia	4,648	-	9	-	313	-	4,970
Europe	1,902	-	1,230	-	3,329	(255)	6,206
	82,770	6,064	(10,774)	(499)	3,539	(2,815)	78,285

The profit before tax for associates represents the Group share of operating profits of £5,186,000 (2001: £4,823,000) less interest payable of £1,013,000 (2001: £1,284,000).

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

5. Segmental information cont'd

	2002 £'000	Restated (see note 2) 2001 £'000
Net operating assets and liabilities		
United Kingdom	**65,627**	57,331
Europe	**40,624**	29,472
Asia	**19,058**	16,916
Australasia	**15,974**	12,605
Americas	**15,613**	9,633
	156,896	125,957

6. Exceptional Items

(a)	2002 £'000	2001 £'000
Provision for vacant property costs	**(2,525)**	-
Acquisition integration and reorganisation costs	**-**	(1,873)
	(2,525)	(1,873)

Additional provision has been made for the future rental cost of vacant properties. This has been treated as an exceptional item. In the previous year, costs arising from the ongoing integration of acquisitions were treated as exceptional items.

(b) **Profits/(losses) on the sale or closure of operations – exceptional**

	2002 £'000	2001 £'000
Sale of Professional Affinity Group Services Limited	**3,590**	-
Sale of investment in TDF Credit Insurance Limited	**500**	-
Sale of Jardine Insurance Services (Chile) Ltd	**(291)**	-
Partial disposal of JLT - SIACI s.r.l.	**285**	-
Closure of Indian operations	**(259)**	-
Sale of Flood Underwriters of the Southeast, Inc.	**133**	(151)
Sale of JLT Insurance Services Company	**199**	(33)
Partial disposal of Toronto business	**(63)**	54
Sale of NIB Investments West Africa	**-**	26
Sale of New York Marine	**-**	(616)
Provision against investment in Jardine Sassoon	**-**	(63)
Sale of Jardine Alexander Forbes Africa	**-**	(56)
Sale of Fine Arts division	**-**	(89)
Sale of T Mankin business	**-**	40
Sale of Jardine MacNeill, Inc	**-**	(54)
	4,094	(942)

During the current and prior year the Group has sold or closed a number of operations. The resulting profits and losses from these transactions have been treated as exceptional items.

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

7. Taxation on Profit on Ordinary Activities

	2002 £'000	Restated 2001 £'000
UK Corporation Tax		
Current tax on income for the year	**24,700**	16,472
Deferred Taxation	**(1,491)**	2,369
Foreign Tax		
Current Tax on income for the year	**6,178**	4,763
Deferred Taxation	**(178)**	953
Tax on share of operating profit in Associates		
Current Tax on income for the year	**1,759**	1,595
Deferred Taxation	**(45)**	74
	30,923	26,226
Taxation on profit before exceptional items	**30,815**	26,662
Taxation charge/(credit) on exceptional items	**108**	(436)
	30,923	26,226

8. Dividend

	2002 £'000	2001 £'000
PROPOSED		
Final dividend 11.0p per share (2001: 9.4p)	**21,893**	18,499
PAID		
2002 interim dividend 7.5p per share (2001: 6.6p)	**14,869**	13,211
	36,762	31,710

The final dividend is payable on 2nd May 2003 to shareholders who are registered at the close of business on 4th April 2003. The ex-dividend date will be 2nd April 2003.

9. Qualifying Employee Share Ownership Trust

During the year, 839,630 ordinary shares were subscribed for by the Jardine Lloyd Thompson Group plc Qualifying Employee Share Ownership Trust (the "QUEST") at a market value of £5 million. These shares are to be allocated to employees in satisfaction of options that may be exercised under the Jardine Lloyd Thompson Sharesave Schemes. The company has provided £5 million to the QUEST for this purpose. The Company has transferred the cost of this contribution directly to the profit and loss account reserve.

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

10. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items are calculated by dividing the adjusted profit, excluding exceptional items by the weighted average number of shares in issue.

iv) Diluted earnings per share, excluding exceptional items are calculated by dividing the adjusted profit, excluding exceptional items, by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items, and goodwill amortisation, by the weighted average number of shares in issue.

vi) Diluted earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation, by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue has been calculated after excluding the Group's share of Marot's (SIACI) interest in the share capital of Jardine Lloyd Thompson Group plc together with the shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme and shares held by the Group's Qualifying Employee Share Ownership Trust.

As explained in note 2 on page 10, the comparative financial information has been restated in respect of FRS 19.

	2002 No of shares	2001 No of shares
Weighted average number of shares in issue	**193,792,217**	191,804,771
Effect of outstanding share options	**5,848,152**	6,640,559
Adjusted weighted average number of shares	**199,640,369**	198,445,330

Earnings reconciliation	**2002 £'000**	**2002 Basic pence per share**	**2002 Diluted pence per share**	2001 restated £'000	2001 restated Basic pence per share	2001 restated Diluted pence per share
Profit after taxation and minority interests	**67,449**	**34.8**	**33.8**	50,607	26.4	25.5
Exceptional items	**2,525**			1,873		
(Profits)/losses on sale or closure of operations – exceptional	**(4,094)**			942		
Taxation charge/(credit) on exceptional items	**108**			(436)		
	(1,461)	**(0.7)**	**(0.8)**	2,379	1.2	1.2
Adjusted profit excluding exceptional items	**65,988**	**34.1**	**33.0**	52,986	27.6	26.7
Goodwill amortisation	**3,235**	**1.6**	**1.7**	3,158	1.7	1.7
Adjusted profit excluding exceptional items and goodwill amortisation	**69,223**	**35.7**	**34.7**	56,144	29.3	28.4

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

11. Notes to the Consolidated Cash flow Statement

	2002 £'000	2001 £'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities		
Profit on ordinary activities before taxation	**100,182**	78,285
Investment income receivable	**(19,698)**	(21,810)
Interest payable on finance leases	**450**	224
Unwinding of provision discounting	**648**	1,022
Depreciation	**8,465**	8,714
ESOP amortisation	**3,712**	3,227
Goodwill amortisation	**3,235**	3,158
Profit on sale of fixed asset investments	**13**	-
Profit on sale of tangible fixed assets	**(2)**	(580)
Share of results of associated undertakings	**(4,173)**	(3,539)
Exceptional items	**2,525**	1,873
(Profits)/losses on the sale or closure of operations – exceptional	**(4,094)**	942
Decrease in debtors excluding insurance broking balances *	**(3,366)**	(23,374)
Increase in creditors excluding insurance broking balances	**7,002**	5,046
Decrease in provisions for liabilities and charges *	**(6,432)**	(9,236)
Net cashflow from operating activities (excluding insurance broking funds)	**88,467**	43,952

* Net of grossing adjustment as explained in note 3, page 10

	Share capital including premium £'000	Loans and finance lease obligations £'000
Balance at 1st January 2002	29,687	17,119
Cashflows from financing	7,191	(5,917)
Exchange	-	6
Balance at 31st December 2002	36,878	11,208

	At 1st Jan 2002 £'000	Cashflow £'000	Reclassification £'000	Acquisitions/ Disposals £'000	Exchange Movements £'000	**At 31st Dec 2002 £'000**
Cash	91,477	7,983	-	106	(2,059)	**97,507**
Investments & deposits	316,032	8,989	-	-	-	**325,021**
Loan Notes	(5,864)	5,561	-	-	-	**(303)**
Finance Leases	(1,203)	304	-	-	(6)	**(905)**
Debts due within one year	(52)	52	-	-	-	**-**
Other borrowings due within one year	-	-	(5,000)	-	-	**(5,000)**
Other borrowings due after one year	(10,000)	-	5,000	-	-	**(5,000)**
	390,390	22,889	-	106	(2,065)	**411,320**

12. Acquisitions and Disposals

During the year a number of additional investments in existing businesses were completed.	Cost £'000
Additional investments in existing businesses	2,742

Assets and liabilities of businesses acquired - summary	**2002 £'000**	2001 £'000
Tangible fixed assets	**(8)**	321
Investment in associated undertakings	**-**	(282)
Insurance broking debtors	**-**	838
Debtors	**(3)**	305
Cash at bank	**153**	254
Cash at bank - insurance broking funds	**-**	266
Insurance broking creditors	**-**	(973)
Creditors	**(31)**	(268)
Taxation	**(122)**	(15)
Finance leases	**-**	(22)
Minority interests	**192**	(127)
	181	297
Goodwill	**2,561**	658
Cost of acquisition	**2,742**	955

Cost of acquisition comprised	**2002 £'000**	2001 £'000
Cash	**2,258**	886
Deferred consideration	**484**	69
	2,742	955

All assets and liabilities are stated at their fair value, no adjustment has been made to their book value.

Disposals

During the year the following disposals were completed, none of which were individually significant:	**Proceeds £'000**
Professional Affinity Group Services Limited	4,740
TDF Credit Insurance Limited	500
Other	817
	6,057

Assets and liabilities of businesses sold	**2002 £'000**	2001 £'000
Intangible assets	**260**	-
Tangible assets	**75**	157
Investments in associates	**1,150**	4
Other investments	**-**	20
Insurance broking debtors	**43**	1,120
Debtors	**100**	841
Cash at bank	**47**	194
Creditors	**(74)**	(1,556)
Taxation	**(3)**	-
Provision for liabilities and charges	**-**	512
	1,598	1,292
Gain/(loss) on disposal	**4,094**	(879)
	5,692	413
Goodwill previously written off	**365**	765
Proceeds	**6,057**	1,178
Proceeds from SIACI restructure completed in 2000	**-**	24,569
	6,057	25,747
Proceeds		
Cash	**6,057**	25,662
Deferred consideration	**-**	85
	6,057	25,747

13 Pensions

These statements have been prepared under SSAP 24. The total pension cost for the Group is £13,630,000 which includes a net cost of £7,917,000 in respect of defined benefit schemes operated by the Group in the UK and USA.

Set out below is the indicative information on changes in net assets and the consolidated profit and loss reserve which would arise from the valuation of the Group pension schemes assets and liabilities in accordance with FRS 17 principles at 31st December 2002.

The principal actuarial assumptions used as at 31st December 2002 were:

	UK		**USA**	
	2002 %	**2001** %	**2002** %	**2001** %
Rate of increase in salaries	3.75	4.25	4.50	4.50
Rate of increase in pensions in payment (retail prices limited to 5% per annum*)	2.25	2.75	n/a	n/a
Discount rate	5.75	6.00	6.75	7.00
Inflation rate	2.25	2.75	3.00	2.25
Revaluation rate for deferred pensioners	2.25	2.75	n/a	n/a

* Provision has been made for alternative pension increase guarantees where appropriate.

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

On this basis, the market value of the assets and the present value of the liabilities in the schemes were:

	2002 £'000	2001 £'000
Total of fair value assets	**175,936**	209,277
Present value of schemes liabilities	**(301,693)**	(281,594)
Deficit in the schemes	**(125,757)**	(72,317)
Related deferred tax assets	**38,186**	21,682
Net pension liability	**(87,571)**	(50,635)

Under SSAP 24 the Group had total provisions of £7,081,000 representing the excess of the accumulated pension costs over the amount funded. If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve would be as follows:

	2002 £'000	Restated 2001 £'000
Net assets per consolidated balance sheet (including SSAP 24 provisions)	**156,896**	125,957
Existing pension provisions under SSAP 24	**7,081**	8,490
Pension liability under FRS 17	**(87,571)**	(50,635)
Revised net assets	**76,406**	83,812
Profit and loss reserve per consolidated balance sheet (including SSAP 24 provisions)	**120,018**	96,270
Existing pension provisions under SSAP 24	**7,081**	8,490
Pension liability under FRS 17	**(87,571)**	(50,635)
Revised profit and loss reserve	**39,528**	54,125

The charge to the profit and loss account for the cost of the defined benefit schemes in the UK and USA would have increased as follows:

	FRS 17 £'000	Existing £'000	Increase £'000
Cost of pension contributions	13,481	9,393	4,088
Amortisation of existing pension provisions	-	(1,476)	1,476
Amount charged to operating profit	13,481	7,917	5,564
Amount charged to net finance income	2,193	-	2,193
Net charge to profit and loss account	15,674	7,917	7,757

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2002

14 The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2002 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

15 Statutory accounts for the year ended 31st December 2002 will be posted to shareholders no later than 24th March 2003 and delivered to the Registrar of Companies following the Annual General Meeting on 30th April 2003.

16 The shareholders entered in the Register of Members at 4.00pm on 4th April 2003 will be entitled to the proposed final dividend of 11.0p per share which will, subject to approval at the Annual General Meeting to be held on 30th April 2003, be payable on 2nd May 2003.

17 Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.